NOTE 1 – ORGANIZATION AND BUSINESS

Tradeweb Direct LLC (formerly BondDesk Trading LLC) (the "Company") was incorporated as a limited liability corporation in the State of Delaware on November 3, 1999. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly-owned subsidiary of BondDesk Group LLC ("BondDesk"), a Delaware limited liability company. BondDesk Group LLC is a wholly-owned subsidiary of Tradeweb Markets LLC ("Tradeweb"). The Company's primary business is to operate, for its clients, a proprietary, internet-based bond trading platform developed and owned by BondDesk (the "Tradeweb Direct" platform), dedicated to the market for fixed income securities. The Company maintains a riskless principal division, titled Tradeweb Direct Middle Markets, that provides execution services to small and mid-sized dealers and institutional customers on a non-disclosed basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of the Company's financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual amounts could differ from those estimates.

Usage Fees Receivable

The Company evaluates the probability of collecting usage fees receivable on an ongoing basis and records an allowance to write-off receivables when appropriate. Delinquency status is determined on a case-by-case basis and includes considerations of payment history. As of September 30, 2018, the Company recorded an allowance for doubtful accounts of $100,000.

Fair Value Measurement

Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to the short-term nature of the financial instruments.

The fair value hierarchy under ASC 820 prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

<u>Basis of Fair Value Measurement</u>

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company's Cash is classified within level 1 of the fair value hierarchy. The Company's usage fees receivable, receivable from clearing broker, receivable from affiliates and payable to affiliates are classified within level 2 of the fair value hierarchy because all significant inputs are observable, either directly or indirectly. The Company has no instruments that are classified within level 3 of the fair value hierarchy.

<u>Off-Balance-Sheet Risk and Concentration of Credit Risk</u>

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the clearing agreement, the Company is required to reimburse the clearing broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the clearing broker for the customer accounts at September 30, 2018.

<u>Stock Based Compensation</u>

The Company accounts for stock based compensation allocated from Tradeweb in accordance with ASC 718, which focuses primarily on accounting for a transaction in which an entity obtains employee services in exchange for share-based payments. Under ASC 718, the shared-based payments received by the employees of the Company are accounted for as liability awards. As a liability award, the cost of employee services received in exchange for an award of equity instruments is generally measured based on the grant-date fair value of the award and remeasured at the end of each reporting period until settlement. Changes in the liability instrument's fair value during the requisite service period are recognized as compensation cost over that period.

Under ASC 718, share-based awards that do not require future service (e.g., vested awards) are expensed immediately. Share-based employee awards that require future service are amortized over the relevant service period.

NOTE 3 – RECEIVABLE FROM CLEARING BROKER

Receivable from clearing broker consists of a $200,000 deposit with National Financial Services LLP ("NFS") through which the Company clears its trades. This deposit is covered under a Proprietary Accounts of Brokers ("PAB") agreement with NFS.

NOTE 4 – INCOME AND OTHER TAXES

The Company operates as a single-member limited liability company. The Company, together with BondDesk, is wholly-owned by Tradeweb and is treated as a disregarded entity for U.S. federal income tax purposes. Tradeweb is treated as a partnership for U.S. federal income tax purposes. The members of Tradeweb are individually liable for the income tax liability on the taxable income of the Company that eventually flows up to Tradeweb. The Company follows the authoritative guidance for uncertainty in income taxes included in FASB ASC 740. This guidance requires the Company to recognize a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Company should measure the tax benefit as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

Management has reviewed the Company's tax positions for the open tax years by major jurisdiction and has concluded that no provision for taxes is required in the Company's financial statements. Such open tax years vary by jurisdiction and remain subject to examination by taxing authorities. The earliest open year is 2015.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has a formal expense-sharing agreement with BondDesk, Tradeweb, and other subsidiaries of Tradeweb. The expense-sharing agreement requires expenses paid on behalf of the Company by BondDesk or Tradeweb to be reimbursed or directly paid by the Company.

The Company enters into transactions with affiliates of Tradeweb, or members or affiliates of the ultimate owners of Tradeweb. At September 30, 2018, usage fees receivable included approximately $4.5 million of receivables from members or affiliates of the ultimate owners of Tradeweb. At September 30, 2018, all of the $22,992,279 of cash is deposited with banks that are affiliates of the ultimate owners of Tradeweb.

NOTE 6 – STOCK BASED COMPENSATION PLANS

Tradeweb has stock incentive plans which provide for the grant of performance-based restricted share units ("PRSUs"), to encourage employees of Tradeweb and its subsidiaries and affiliates to participate in the long-term success of Tradeweb.

Tradeweb measures the cost of employee services received in exchange for the award based on its current fair value. The fair value of that award is remeasured subsequently at each reporting date through to settlement. Changes in the award's fair value during the requisite service period are recognized as compensation cost over that period.

Tradeweb allocates to the Company compensation expense relating to awards granted to employees of the Company.

The PRSUs vest on January 1, 2019, January 1, 2020 and January 1, 2021. The value of a PRSU upon vesting is based on the share price of Tradeweb, dividends paid by Tradeweb during the vesting period, adjusted by a performance modifier which is based on the performance of Tradeweb.

NOTE 7 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires net capital to be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At September 30, 2018, the Company had net capital of $16,321,663 which exceeded its net capital requirement of $458,041 by $15,863,622.

Proprietary accounts, the assets held at the clearing broker ("PAB Assets"), are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker. The Company is claiming exemption from SEC rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

NOTE 8 – SUBSEQUENT EVENTS

On October 1, 2018, Blackstone acquired a 55% stake of the Thomson Reuters Financial & Risk Business ("Refinitiv"), which includes the Thomson Reuters majority ownership interest in Tradeweb. There were no other subsequent events requiring adjustment to the financial statements or disclosure through November 29, 2018, the date that the Company's financial statements were issued.